SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d)
AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. 1)*

Peregrine Semiconductor Corporation
(Name of Issuer)

Common Stock ($0.001 par value)
(Title of Class of Securities)

71366R703
(CUSIP Number)

December 31, 2013
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 15 Pages

Exhibit Index Contained on Page 14

CUSIP NO. 71366R703	13 G	Page 2 of 15

1	NAME OF REPORTING PERSONS Morgenthaler Partners VI, L.P. (“Morgenthaler VI”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER
3,351,013 shares, except that Morgenthaler Management Partners VI, LLC, (“MMP VI GP”), the general partner of Morgenthaler VI, may be deemed to have sole power to vote these shares, and Robert C. Bellas, Jr. (“Bellas”), , Gary R. Little (“Little”), John D. Lutsi (“Lutsi”), Gary J. Morgenthaler (“Morgenthaler”), Robert D. Pavey (“Pavey”) and Peter G. Taft (“Taft”), managing members of MMP VI GP, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
		3,351,013 shares, except that MMP VI GP, the general partner of Morgenthaler VI, may be deemed to have sole power to dispose of these shares, and Bellas, Little, Lutsi, Morgenthaler, Pavey and Taft, managing members of MMP VI GP, may be deemed to have shared power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	3,351,013
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	10.3%
12	TYPE OF REPORTING PERSON (See Instructions)	PN

CUSIP NO. 71366R703	13 G	Page 3 of 15

1	NAME OF REPORTING PERSONS Morgenthaler Management Partners VI, LLC (“MMP VI GP”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER
3,351,013 shares, all of which are directly owned by Morgenthaler VI. MMP VI GP, the general partner of Morgenthaler VI, may be deemed to have sole power to vote these shares, and Bellas, Little, Lutsi, Morgenthaler, Pavey and Taft, managing members of MMP VI GP, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
		3,351,013 shares, all of which are directly owned by Morgenthaler VI. MMP VI GP, the general partner of Morgenthaler VI, may be deemed to have sole power to dispose of these shares, and Bellas, Little, Lutsi, Morgenthaler, Pavey and Taft, managing members of MMP VI GP, may be deemed to have shared power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	3,351,013
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	10.3%
12	TYPE OF REPORTING PERSON (See Instructions)	OO

CUSIP NO. 71366R703	13 G	Page 4 of 15

1	NAME OF REPORTING PERSONS Robert C. Bellas, Jr. (“Bellas”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER – 0 –
6	SHARED VOTING POWER
		3,351,013 shares, all of which are directly owned by Morgenthaler VI. MMP VI GP is the general partner of Morgenthaler VI, and Bellas, a managing member of MMP VI GP, may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER – 0 –
8	SHARED DISPOSITIVE POWER
		3,351,013 shares, all of which are directly owned by Morgenthaler VI. MMP VI GP is the general partner of Morgenthaler VI, and Bellas, a managing member of MMP VI GP, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	3,351,013
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	10.3%
12	TYPE OF REPORTING PERSON (See Instructions)	IN

CUSIP NO. 71366R703	13 G	Page 5 of 15

1	NAME OF REPORTING PERSONS Gary R. Little (“Little”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER – 0 –
6	SHARED VOTING POWER
		3,351,013 shares, all of which are directly owned by Morgenthaler VI. MMP VI GP is the general partner of Morgenthaler VI, and Little, a managing member of MMP VI GP, may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER – 0 –
8	SHARED DISPOSITIVE POWER
		3,351,013 shares, all of which are directly owned by Morgenthaler VI. MMP VI GP is the general partner of Morgenthaler VI, and Little, a managing member of MMP VI GP, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	3,351,013
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	10.3%
12	TYPE OF REPORTING PERSON (See Instructions)	IN

CUSIP NO. 71366R703	13 G	Page 6 of 15

1	NAME OF REPORTING PERSONS John D. Lutsi (“Lutsi”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER – 0 –
6	SHARED VOTING POWER
		3,351,013 shares, all of which are directly owned by Morgenthaler VI. MMP VI GP is the general partner of Morgenthaler VI, and Lutsi, a managing member of MMP VI GP, may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER – 0 –
8	SHARED DISPOSITIVE POWER
		3,351,013 shares, all of which are directly owned by Morgenthaler VI. MMP VI GP is the general partner of Morgenthaler VI, and Lutsi, a managing member of MMP VI GP, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	3,351,013
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	10.3%
12	TYPE OF REPORTING PERSON (See Instructions)	IN

CUSIP NO. 71366R703	13 G	Page 7 of 15

1	NAME OF REPORTING PERSONS Gary J. Morgenthaler (“Morgenthaler”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER – 0 –
6	SHARED VOTING POWER
		3,351,013 shares, all of which are directly owned by Morgenthaler VI. MMP VI GP is the general partner of Morgenthaler VI, and Morgenthaler, a managing member of MMP VI GP, may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER – 0 –
8	SHARED DISPOSITIVE POWER
		3,351,013 shares, all of which are directly owned by Morgenthaler VI. MMP VI GP is the general partner of Morgenthaler VI, and Morgenthaler, a managing member of MMP VI GP, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	3,351,013
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	10.3%
12	TYPE OF REPORTING PERSON (See Instructions)	IN

CUSIP NO. 71366R703	13 G	Page 8 of 15

1	NAME OF REPORTING PERSONS Robert D. Pavey (“Pavey”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 8,174 shares issuable pursuant to outstanding options exercisable within 60 days of December 31, 2013.
6	SHARED VOTING POWER
		3,351,013 shares, all of which are directly owned by Morgenthaler VI. MMP VI GP is the general partner of Morgenthaler VI, and Pavey, a managing member of MMP VI GP, may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 8,174 shares issuable pursuant to outstanding options exercisable within 60 days of December 31, 2013.
8	SHARED DISPOSITIVE POWER

3,351,013 shares, all of which are directly owned by Morgenthaler VI. MMP VI GP is the general partner of Morgenthaler VI, and Pavey, a managing member of MMP VI GP, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	3,359,187
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	10.3%
12	TYPE OF REPORTING PERSON (See Instructions)	IN

CUSIP NO. 71366R703	13 G	Page 9 of 15

1	NAME OF REPORTING PERSONS Peter G. Taft (“Taft”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER – 0 –
6	SHARED VOTING POWER
		3,351,013 shares, all of which are directly owned by Morgenthaler VI. MMP VI GP is the general partner of Morgenthaler VI, and Taft, a managing member of MMP VI GP, may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER – 0 –
8	SHARED DISPOSITIVE POWER
		3,351,013 shares, all of which are directly owned by Morgenthaler VI. MMP VI GP is the general partner of Morgenthaler VI, and Taft, a managing member of MMP VI GP, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	3,351,013
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	10.3%
12	TYPE OF REPORTING PERSON (See Instructions)	IN

CUSIP NO. 71366R703	13 G	Page 10 of 15

This Amendment No. 1 amends and restates in its entirety the Schedule 13G previously filed by Morgenthaler Partners VI, L.P., Morgenthaler Management Partners VI, LLC, Gary J. Morgenthaler, Robert D. Pavey and John D. Lutsi (together with all prior and current amendments thereto, this “Schedule 13G”).

ITEM 1(A).	NAME OF ISSUER

Peregrine Semiconductor Corporation

ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

9380 Carroll Park Drive

San Diego, CA 92121

ITEM 2(A).	NAME OF PERSONS FILING

This Statement is filed by Morgenthaler Partners VI, L.P., a Delaware limited partnership (“Morgenthaler VI”), Morgenthaler Management Partners VI, LLC, a Delaware limited liability company (“MMP VI GP”), Robert C. Bellas, Jr. (“Bellas”), Gary R. Little (“Little”), John D. Lutsi (“Lutsi”), Gary J. Morgenthaler (“Morgenthaler”), Robert D. Pavey (“Pavey”) and Peter G. Taft (“Taft”). The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

MMP VI GP, the general partner of Morgenthaler VI, may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by Morgenthaler VI. Bellas, Little, Lutsi, Morgenthaler, Pavey and Taft are managing members of MMP VI GP and may be deemed to have shared power to vote and shared power to dispose of shares of the issuer directly owned by Morgenthaler VI.

ITEM 2(B).	ADDRESS OF PRINCIPAL BUSINESS OFFICE

The address for each of the Reporting Persons is:

Morgenthaler Ventures

2710 Sand Hill Road, Suite 100

Menlo Park, California 94025

ITEM 2(C)	CITIZENSHIP

Morgenthaler VI is a Delaware limited partnership. MMP VI GP is a Delaware limited liability company. Bellas, Little, Lutsi, Morgenthaler, Pavey and Taft are United States citizens.

ITEM 2(D)	TITLE OF CLASS OF SECURITIES

Common Stock ($0.001 par value)

ITEM 2(E)	CUSIP NUMBER

71366R703

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

Not Applicable.

CUSIP NO. 71366R703	13 G	Page 11 of 15

ITEM 4.	OWNERSHIP

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: See Row 9 of cover page for each Reporting Person.

(b)	Percent of Class: See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of: See Row 8 of cover page for each Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Under certain circumstances set forth in the limited partnership agreement of Morgenthaler VI and the limited liability company agreement of MMP VI GP, the general and limited partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a partner or member, as the case may be.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP. Not applicable.

CUSIP NO. 71366R703	13 G	Page 12 of 15

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP. Not applicable.

ITEM 10.	CERTIFICATION. Not applicable.

CUSIP NO. 71366R703	13 G	Page 13 of 15

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2014

Morgenthaler Partners VI, L.P.	/s/ Scott D. Walters
By Morgenthaler Management Partners VI, LLC	Scott D. Walters
Its General Partner	Attorney-In-Fact*

Morgenthaler Management Partners VI, LLC	/s/ Scott D. Walters
Scott D. Walters
Attorney-In-Fact*

Robert C. Bellas, Jr.	/s/ Scott D. Walters
Scott D. Walters
Attorney-In-Fact*

Gary R. Little	/s/ Scott D. Walters
Scott D. Walters
Attorney-In-Fact*

John D. Lutsi	/s/ Scott D. Walters
Scott D. Walters
Attorney-In-Fact*

Gary J. Morgenthaler	/s/ Scott D. Walters
Scott D. Walters
Attorney-In-Fact*

Robert D. Pavey	/s/ Scott D. Walters
Scott D. Walters
Attorney-In-Fact*

Peter G. Taft	/s/ Scott D. Walters
Scott D. Walters
Attorney-In-Fact*

*Signed pursuant to a Power of Attorney already on file with the appropriate agencies.

CUSIP NO. 71366R703	13 G	Page 14 of 15

EXHIBIT INDEX

Found on Sequentially
Exhibit	Numbered Page

Exhibit A: Agreement of Joint Filing	15

CUSIP NO. 71366R703	13 G	Page 15 of 15

exhibit A

Agreement of Joint Filing

The Reporting Persons hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of Peregrine Semiconductor Corporation shall be filed on behalf of each of the Reporting Persons. Note that copies of the applicable Agreement of Joint Filing are already on file with the appropriate agencies.